

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2020

William Johns
Chief Executive Officer
Healthcare Capital Corp.
301 North Market Street, Suite 1414
Wilmington, DE 19801

>   **Re: Healthcare Capital Corp.**
>   **Registration Statement on Form S-1**
>   **Filed December 21, 2020**
>   **File No. 333-251527**

Dear Mr. Johns:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1

General

1. We note your disclosure regarding Value Base Mergers & Acquisitions Ltd. Please disclose in the filing how Value Base and your board advisors plan to assist you in the completion of the offering and assist you in sourcing and negotiating with potential business combination targets. Also describe how your advisors will fulfill some of the same functions as your board members and how working with Value Base would reduce uncertainties with raising additional private capital. Please provide appropriate disclosure required under Item 508 of Regulation S-K, including the terms of any material agreement or compensation, or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at 202-551-3713 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Tamar Donikyan, Esq.